SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Mid-Con Energy Partners, L.P.

(Name of Issuer)

Common Stock, 0.0001 par value

(Title of Class of Securities)

59560V109

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817).509.3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,930,232 (1)
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER 2,930,232 (1)
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,790,697 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, Goff MCEP Holdings and Goff Foundation.
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Preferred Units owned by the Reporting Person.

1	NAME OF REPORTING PERSONS Goff REN Holdings, LLC 47-4391712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,860,465 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,860,465 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between Goff REN and the Issuer.
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Preferred Units owned by the Reporting Person.

1	NAME OF REPORTING PERSONS Goff MCEP Holdings, LLC 81-3396189
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,697,674 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,697,674 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,674 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between Goff MCEP Holdings and the Issuer.
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Preferred Units owned by the Reporting Person.

1	NAME OF REPORTING PERSONS The Goff Family Foundation 26-0562600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 232,558 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 232,558 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,558 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Issuable upon the conversion of Preferred Units of the Issuer, purchased on August 11, 2016, through a private transaction between Goff Foundation and the Issuer.
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Preferred Units owned by the Reporting Person.

1	NAME OF REPORTING PERSONS Goff Capital, Inc. 75-2662553
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,697,674 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,697,674 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,674 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Issuable upon the conversion of Preferred Units of the Issuer, purchased on August 11, 2016, through a private transaction between the Issuer and Goff MCEP Holdings, of which Goff Capital, Inc. is the Manager.
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Preferred Units owned by the Reporting Person.

1	NAME OF REPORTING PERSONS GFS REN GP, LLC 82-1855370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN. GFS REN GP is the manager of Goff REN.
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Preferred Units owned by Reporting Person.

1	NAME OF REPORTING PERSONS GFS Management, LLC 38-4038336
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN. GFS Management is the managing member of GFS REN GP, the manager of Goff REN.
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Preferred Units owned by Reporting Person.

1	NAME OF REPORTING PERSONS Goff Focused Strategies, LLC 81-3363076
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN. GFS is the managing member of GFS Management, the managing member of GFS REN GP. GFS REN GP is the manager of Goff REN.
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Preferred Units owned by Reporting Person.

1	NAME OF REPORTING PERSONS Longboat Capital, LLC 81-1072121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN. Longboat Capital is the majority member of Goff REN.
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Preferred Units owned by Reporting Person.

1	NAME OF REPORTING PERSONS James M. Howard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Issuable upon the conversion of Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN. James M. Howard is the managing member of Longboat Capital, the majority member of Goff REN.
(2)	Based on 30,091,463 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 14, 2017, and assuming the conversion of all Preferred Units owned by Reporting Person.

Item 1.	Security and Issuer.

Item 1 is amended to include the following:

This Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D (“Schedule 13D”) is being filed (i) to reflect the replacement of James M. Howard and Keith B. Ohnmeis with GFS REN GP, LLC as the manager of Goff REN Holdings, LLC, and (ii) to disclose the entry by certain Reporting Persons into the Purchase Agreement (as defined below) as set forth under Item 4 below. The Schedule 13D originally related to the Issuer’s Class A Convertible Preferred limited partner interests (“Preferred Units”), which are convertible into the Issuer’s limited partner interests (“Common Units”).

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

i.	Goff REN Holdings, LLC (“Goff REN”), a Texas limited liability company, with respect to the Preferred Units directly and beneficially owned by it.

ii.	Goff Capital, Inc. (“Goff Capital”), a Texas corporation, as manager to Goff MCEP Holdings and a member of Goff REN, with respect to Preferred Units beneficially owned by it.

iii.	Goff MCEP Holdings, LLC (“Goff MCEP Holdings”), a Texas limited liability company, with respect to the Preferred Units directly and beneficially owned by it.

iv.	The Goff Family Foundation (“Goff Foundation”), a Texas non-profit corporation, with respect to the Preferred Units directly and beneficially owned by it.

v.	GFS REN GP, LLC (“GFS REN GP”), a Texas limited liability company, as manager of Goff REN, with respect to Preferred Units beneficially owned by it.

vi.	GFS Management, LLC (“GFS Management”), a Texas limited liability company, as managing member of GFS REN GP, with respect to Preferred Units beneficially owned by it.

vii.	Goff Focused Strategies, LLC (“GFS”), a Texas limited liability company, as managing member of GFS Management, with respect to Preferred Units beneficially owned by it.

viii.	John C. Goff, a United States Citizen, as the sole board member of the Goff Foundation, as president of Goff Capital, and as managing member of GFS, with respect to the Preferred Units beneficially owned by him.

ix.	Longboat Capital, LLC (“Longboat Capital”), a Texas limited liability company, as the majority member of Goff REN, with respect to the Preferred Units beneficially owned by it.

x.	James M. Howard, a United States Citizen, as the managing member of Longboat Capital, with respect to the Preferred Units beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Amendment No.2 jointly. The Reporting Persons are filing this Amendment No. 2 jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

A.	The address of the principal office of Goff REN, Goff Capital, Goff MCEP Holdings, Goff Foundation, GFS REN GP, GFS Management, GFS and John C. Goff is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.

B.	The address of the principal office of Longboat Capital and James M. Howard is 2001 Kirby Drive, Ste. 705, Houston TX 77019.

C.	The principal business of Goff REN is to serve as a private investment partnership of John C. Goff and a third party.

D.	The principal business of Goff Capital is managing investments for the Goff family and its key employees, including serving as the manager to Goff MCEP Holdings.

E.	The principal business of Goff MCEP Holdings is investing in securities of the Issuer for the benefit of Goff Capital and its key employees.

F.	The principal business of Goff Foundation is to support education in Tarrant County, Texas through grants.

G.	The principal business of GFS REN GP is to serve as a General Partner for an investment fund.

H.	The principal business of GFS Management is to serve as a Manager of investment funds.

I.	The principal business of GFS is investment advisor.

J.	The principal occupation of John C. Goff is serving as president of Goff Capital and as an asset manager in real estate and private equity.

K.	The principal business of Longboat Capital is to serve as an investment vehicle for a private trust.

L.	The principal occupation of James M. Howard is private investor.

M.	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

N.	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

O.	John C. Goff is a citizen of the United States of America.

P.	James M. Howard is a citizen of the United States of America.

Attached as Appendix A is information concerning the executive officers and directors of Goff Capital, Goff REN, Goff MCEP Holdings, Goff Foundation, GFS REN GP, GFS Management, GFS and Longboat Capital. To the best knowledge of the Reporting Persons, none of the persons referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction.

Item 4 is amended by the addition of the following:

On November 14, 2017, Goff REN and certain other entities controlled indirectly by John C. Goff, together with another unrelated entity (collectively, the “Class B Purchasers”), entered into a Class B Convertible Preferred Unit Purchase Agreement with the Issuer (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Class B Purchasers agreed that they, or their affiliates, will purchase an aggregate of up to 11,029,411 Class B Convertible Preferred Units (“Class B Preferred Units”) of the Issuer. The closing of the transactions contemplated by the Purchase Agreement (the “Closing”) is expected to occur following the satisfaction of certain closing conditions detailed in the Purchase Agreement, a copy of which is filed as an exhibit to this Amendment No. 2. The Class B Preferred Units are expected to be convertible into Common Units on a one for one basis and to include voting rights exercisable as of the date of issuance.

At the Closing, the Issuer and the Class B Purchasers have agreed to enter into a standstill agreement (the “Standstill Agreement”) whereby the Class B Purchasers will agree, for a period of 2 years, not to “short” any securities of the Issuer; call a meeting of the limited partners of the Issuer for purposes of removing the general partner of the Issuer or the election of any successor general partner of the Issuer; solicit any proxies for or in support of removing the general partner of the Issuer or the election of any successor general partner of the Issuer; seek to advise or influence any person with respect to the voting of any limited partner interests of the Issuer to remove the general partner of the Issuer or the election of any successor general partner of the Issuer; issue, induce or assist in the publication of any press release, media report or other publication in connection with the potential or proposed removal of the general partner of the Issuer and/or the election of a successor general partner of the Issuer; or instigate or encourage any third party to do any of the foregoing.

Also at the Closing, (i) the Issuer and the Class B Purchasers have agreed to enter into a registration rights agreement whereby the Issuer will provide the Class B Purchasers with certain registration rights with respect to the Common Units into which the Class B Preferred Units are convertible, and (ii) the Issuer and an entity indirectly controlled by John C. Goff have agreed to enter into a monitoring fee agreement whereby the Issuer and such entity will provide certain investment monitoring services with respect to the Class B Preferred Units in exchange for a fee payable by the Issuer, in each case as detailed therein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Preferred Units reported owned by each person named herein is based upon 30,091,463 Common Units outstanding, as of November 14, 2017, which is the total number of Common Units outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017, and assuming the conversion of all Preferred Units beneficially owned by each such Reporting Person, all of which were issued to Goff REN, Goff MCEP Holdings and Goff Foundation on August 11, 2016, are convertible into Common Units on a one for one basis, and include voting rights exercisable as of the date of issuance.

A.	Goff REN

i.	As of close of business on November 17, 2017, beneficially owned 1,860,465 Preferred Units.

Percentage: Approximately 5.8%

ii.	Powers

1. Sole power to vote or direct vote: 1,860,465

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 1,860,465

4. Shared power to dispose or direct the disposition: 0

iii.	Goff REN has not entered into any transactions in the Preferred Units or Common Units during the past sixty days.

B.	Goff MCEP Holdings

i.	As of close of business on November 17, 2017, Goff MCEP Holdings beneficially owned 2,697,674 Preferred Units.

Percentage: Approximately 8.2%

ii.	Powers

1. Sole power to vote or direct vote: 2,697,674

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 2,697,674

4. Shared power to dispose or direct the disposition: 0

iii.	Goff MCEP Holdings has not entered into any transactions in the Preferred Units or Common Units during the past sixty days.

C.	Goff Capital

i.	As of close of business on November 17, 2017, Goff Capital, as Manager of Goff MCEP Holdings, may be deemed to beneficially own 2,697,674 Preferred Units.

Percentage: Approximately 8.2%

ii.	Powers

1. Sole power to vote or direct vote: 2,697,674

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 2,697,674

4. Shared power to dispose or direct the disposition: 0

iii.	Goff Capital has not entered into any transactions in the Preferred Units or Common Units during the past sixty days.

D.	Goff Foundation

i.	As of close of business on November 17, 2017, Goff Foundation beneficially owned 232,558 Preferred Units.

Percentage: Approximately 0.8%

ii.	Powers

1. Sole power to vote or direct vote: 232,558

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 232,558

4. Shared power to dispose or direct the disposition: 0

iii.	Goff Foundation has not entered into any transactions in the Preferred Units or Common Units during the past sixty days.

E.	John C. Goff

i.	As of close of business on November 17, 2017, John C. Goff, as the sole board member of Goff Foundation, as president of Goff Capital, and as managing member of GFS, may be deemed the beneficial owner of the (1) 1,860,465 Preferred Units owned by Goff REN, (2) 2,697,674 Preferred Units owned by Goff MCEP Holdings and (3) 232,558 Preferred Units owned by Goff Foundation.

Percentage: Approximately 13.7%

ii.	Powers

1. Sole power to vote or direct vote: 2,930,232

2. Shared power to vote or direct the vote: 1,860,465

3. Sole power to dispose or direct the disposition: 2,930,232

4. Shared power to dispose or direct the disposition: 1,860,465

iii.	John C. Goff has not entered into any transactions in the Preferred Units or Common Units during the past sixty days.

F.	GFS REN GP

i.	As of close of business on November 17, 2017, as manager of Goff REN, GFS REN GP may be deemed the beneficial owner of 1,860,465 Preferred Units.

Percentage: Approximately 5.8%

ii.	Powers

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct the vote: 1,860,465

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,860,465

iii.	GFS REN GP has not entered into any transactions in the Preferred Units or Common Units during the past sixty days.

I.	GFS Management

i.	As of close of business on November 17, 2017, as managing member of GFS REN GP, GFS Management may be deemed the beneficial owner of 1,860,465 Preferred Units.

Percentage: Approximately 5.8%

ii.	Powers

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct the vote: 1,860,465

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,860,465

iii.	GFS Management has not entered into any transactions in the Preferred Units or Common Units during the past sixty days.

G.	GFS

i.	As of close of business on November 17, 2017, as managing member of GFS Management, GFS may be deemed the beneficial owner of 1,860,465 Preferred Units.

Percentage: Approximately 5.8%

ii.	Powers

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct the vote: 1,860,465

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,860,465

iii.	GFS has not entered into any transactions in the Preferred Units or Common Units during the past sixty days.

H.	Longboat Capital

i.	As of close of business on November 17, 2017, as the majority member of Goff REN, Longboat Capital may be deemed the beneficial owner of 1,860,465 Preferred Units.

Percentage: Approximately 5.8%

ii.	Powers

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct the vote: 1,860,465

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,860,465

iii.	Longboat Capital has not entered into any transactions in the Preferred Units or Common Units during the past sixty days.

I.	James M. Howard

i.	As of close of business on November 17, 2017, as managing member of Longboat Capital, the majority member of Goff REN, James M. Howard may be deemed the beneficial owner of 1,860,465 Preferred Units.

Percentage: Approximately 5.8%

ii.	Powers

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct the vote: 1,860,465

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,860,465

iii.	James M. Howard has not entered into any transactions in the Preferred Units or Common Units during the past sixty days.

As the manager of Goff MCEP Holdings, Goff Capital may be deemed to have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Preferred Units of Goff MCEP Holdings. Goff Capital disclaims beneficial ownership of the Preferred Units of Goff MCEP Holdings, except to the extent of its pecuniary interest therein.

As the sole board member of Goff Foundation, as president of Goff Capital, and as managing member of GFS, John C. Goff may be deemed to have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Preferred Units of Goff Foundation and the Preferred Units of Goff MCEP Holdings and the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Preferred Units of Goff REN. Mr. Goff disclaims beneficial ownership of all of the Preferred Units, except to the extent of its pecuniary interest therein.

As the manager of Goff REN, GFS REN GP may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Preferred Units of Goff REN. GFS REN GP disclaims beneficial ownership of those Preferred Units, except to the extent of its pecuniary interest therein.

As the managing member of GFS REN GP, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Preferred Units of Goff REN. GFS Management disclaims beneficial ownership of those Preferred Units, except to the extent of its pecuniary interest therein.

As the managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Preferred Units of Goff REN. GFS disclaims beneficial ownership of those Preferred Units, except to the extent of its pecuniary interest therein.

As the majority member of Goff REN, Longboat Capital may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Preferred Units of Goff REN. Longboat Capital disclaims beneficial ownership of those Preferred Units, except to the extent of its pecuniary interest therein.

As the managing member of Longboat Capital, the majority member of Goff REN, James M. Howard may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Preferred Units of Goff REN. James M. Howard disclaims beneficial ownership of those Preferred Units, except to the extent of his pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Preferred Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by the addition of the following:

On November 17, 2017, the Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended by the addition of the following:

Exhibit 4	Joint Filing Agreement by and among Goff REN, Goff Capital, Goff MCEP Holdings, Goff Foundation, GFS REN GP, GFS Management, GFS, John C. Goff, Longboat Capital and James M. Howard dated November 17, 2017.

Exhibit 5	Class B Convertible Preferred Unit Purchase Agreement, dated November 14, 2017, by and among Mid-Con Energy Partners, LP and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10Q filed with the SEC on November 14, 2017).

SIGNATURES ON THE FOLLOWING PAGE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 17, 2017

John C. Goff		The Goff Family Foundation

By:	/s/ John C. Goff	By:	/s/ John C. Goff
John C. Goff
Sole Board Member

Goff REN Holdings, LLC		Goff Capital
By: its Manager, GFS REN GP, LLC
By: its Managing Member, GFS Management, LLC
By: its Managing Member, Goff Focused Strategies, LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, Chief Executive Officer		John C. Goff, President

GFS Management, LLC		GFS REN GP, LLC
By: its Managing Member, Goff Focused Strategies, LLC		By: its Managing Member, GFS Management, LLC
By: its Managing Member, Goff Focused Strategies, LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, Chief Executive Officer		John C. Goff, Chief Executive Officer

Goff MCEP Holdings, LLC
By: its Manager, Goff Capital, Inc.		Goff Focused Strategies, LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, President		John C. Goff, Chief Executive Officer

James M. Howard		Longboat Capital, LLC

By:	/s/ James M. Howard	By:	/s/ James M. Howard
James M. Howard, Managing Member

Appendix A

Executive Officers and Board Members of Goff Foundation

The business address of each executive officer and director is 500 Commerce St., Suite 700, Fort Worth, Texas 76102. Except as otherwise indicated herein, the principal occupation of each individual is that set forth below. Each individual is a United States citizen. Except as otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer.

Name	Title	Common Units of Issuer
John C. Goff	President, Sole Director
Travis Goff	Vice President
Cami Goff	Vice President
Jill Goff	Secretary/Executive Director
Jennifer Terrell	Treasurer

Executive Officers and Board Members of Goff Capital

The business address of each executive officer and director is 500 Commerce St., Suite 700, Fort Worth, Texas 76102. Except as otherwise indicated herein, the principal occupation of each individual is that set forth below. Each individual is a United States citizen. Except as otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer.

Name	Title	Common Units of Issuer
John C. Goff	President, Treasurer, Secretary, and Sole Director
Travis Goff	Vice President
Cami Goff	Vice President
Thomas Nezworski	Vice President

Executive Officers and Board Members of GFS

The business address of each executive officer and director is 500 Commerce St., Suite 700, Fort Worth, Texas 76102. Except as otherwise indicated herein, the principal occupation of each individual is that set forth below. Each individual is a United States citizen. Except as otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer.

Name	Title	Common Units of Issuer
John C. Goff	Chief Executive Officer
Travis Goff	President
Jennifer Terrell	Senior Vice President/Chief Financial Officer
Wilkie Colyer	Senior Vice President/Investments	4,000

Executive Officers and Board Members of Longboat Capital

The business address of each executive officer and director is 2001 Kirby Drive, Ste. 705

Houston TX 77019. Except as otherwise indicated herein, the principal occupation of each individual is that set forth below. Each individual is a United States citizen. Except as otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer.

Name	Title	Common Units of Issuer
James Howard	Manager